UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CROSS SHORE DISCOVERY FUND

(Name of Subject Company (Issuer))

CROSS SHORE DISCOVERY FUND

(Name of Filing Person(s) (Issuer))

Institutional Shares

(Title of Class of Securities)

47-1321680

(CUSIP Number of Class of Securities)

Simon Berry

Secretary

Cross Shore Discovery Fund

225 Pictoria Drive, Suite 450, Cincinnati, OH 45246

(513) 346-4190

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

Copy to:

Edward C. Lawrence

Bernstein Shur, Sawyer & Nelson

100 Middle Street

Portland, ME 04104-5029

(207) 228-7182

December 12, 2017

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$7,005,700.92 (20% of 10/31/17 NAV)(a)	Amount of Filing Fee:	$872.21(b)

(a)	Calculated as the aggregate maximum value of Institutional Shares being purchased.
(b)	Calculated at $124.50 per $1,000,000 of the Transaction Valuation.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $872.21

Form or Registration No.: SC TO-I

Filing Party: Cross Shore Discovery Fund

Date Filed: December 12, 2017

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

X	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: X

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the U.S. Securities and Exchange Commission on December 12, 2017 by Cross Shore Discovery Fund (the “Fund”) in connection with an offer by the Fund to purchase Institutional Shares of the Fund (“Shares”) from shareholders of that class (“Shareholders”) in an aggregate amount of up to twenty percent (20%) of the Fund’s net asset value as of March 29, 2018 subject to the terms and conditions set out in the related Offer to Purchase and Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed with the Statement on December 12, 2017.

This is the final amendment to the Statement and it is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

(1)	Shareholders who desired to tender their Shares, or a portion thereof, for purchase were required to submit their tenders prior to 11:59 P.M., Eastern Time, on January 12, 2018.

(2)	724.638 Shares were validly tendered and not withdrawn prior to the expiration of the Offer and all of those shares were accepted for repurchase by the Fund in accordance with the terms of the Offer.

(3)	The Valuation date of the Shares tendered pursuant to the Offer was March 29, 2018.

(4)	Payment of the repurchase price was made in the form of a promissory note issued to the shareholder whose tendered Shares were accepted for repurchase by the Fund. On April 27, 2018, the Fund paid such shareholder $75,000, representing the amount payable under the promissory note.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

CROSS SHORE DISCOVERY FUND

By:	/s/ Neil Kuttner
Name:	Neil Kuttner
Title:	President, Principal Executive Officer

June 4, 2018

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